UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

On September 18, 2008 (the “Grant Date”), the Board of Directors (the “Board”) of CDC Corporation (the “Company”), upon a recommendation of the Compensation Committee of the Board which was based upon certain peer-group metric data, approved certain matters relating to the compensation payable by the Company to non-employee members of the Board (each a “Director” and collectively, the “Directors”), as set forth below, for services rendered as a director of the Company.

On the Grant Date, stock appreciation rights (“SARs”) relating to an aggregate of 790,000 common shares of the Company (the “Common Shares”) were granted to a group of directors that included the Chairman of the Board, the Chairman of the Executive Committee and all members of the Audit Committee, at an exercise price of $2.17 per share, the fair market value of the Common Shares on the Grant Date (the “September 2008 Awards”).

The Board also approved the recurring, annual grant of SARs to Directors in the following amounts: (i) 90,000 to the Chairman of the Board; (ii) 85,000 to the Chairman of the Audit Committee; (iii) 85,000 to the Chairman of the Executive Committee; (iv) 45,000 to each Director that is a member of the Audit Committee; and (v) 30,000 to any Director receiving an award under the preceding clauses (i) to (iv) (collectively, the “Annual SAR Awards”).

The Annual SAR Awards will be granted automatically on the next business day following the completion of the Company’s annual general meeting of shareholders, including all adjournments thereof, commencing immediately after the annual general meeting for the fiscal year ending December 31, 2009 and annually thereafter, and will be granted at the then-current fair market value of the Common Shares. To receive an Annual SAR Award, a person must be serving as a Director on the date of such Annual General Meeting.

The September 2008 Awards and the Annual SAR Awards vested or will vest, as applicable, immediately upon issuance, and have been or shall be granted under, and subject to, the Company’s 2005 Stock Incentive Plan.

Furthermore, effective immediately, the Board approved an increase in the annual cash fee payable to the Chairman of the Executive Committee from US$20,000 per year to US$40,000 per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 10, 2008	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel